SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31296; File No. 812-14296]

Tennenbaum Opportunities Fund V, LLC, et al.; Notice of Application

October 20, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to sections 6(c), 17(b), and 57(c) of the

Investment Company Act of 1940 (the "Act") for an exemption from sections 17(a) and 57(a) of

the Act permitting certain transactions.

Summary of the Application: Applicants request a time-limited exemptive order (the "Order")

that would permit applicant investment companies registered under the Act to sell certain assets

to applicant business development companies ("BDCs") that share a common investment adviser

in transactions that would otherwise be prohibited by sections 17(a)(2) and 57(a)(1) of the Act.

Applicants: Tennenbaum Opportunities Fund V, LLC ("TOF"); Tennenbaum Opportunities

Partners V, LP ("TOP," and, together with TOF, the "Registered Fund"); TCP Capital Corp.

("TCPC"); Special Value Continuation Partners, LP ("SVCP," and, together with TCPC, the

"BDC Applicant"); and Tennenbaum Capital Partners, LLC (the "Manager") (collectively, the

"Applicants").

Filing Dates: The application was filed on April 2, 2014, and amended on May 16, 2014, June 9,

2014, July 11, 2014, August 8, 2014, October 14, 2014, and October 17, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 14, 2014,

and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Howard M. Levkowitz, c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

For Further Information Contact: Anil K. Abraham, Senior Special Counsel, at (202) 551-2614, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. TOF is a limited liability company organized in Delaware and registered under the Act as a non-diversified closed-end management investment company. TOP is a limited partnership organized in Delaware and registered under the Act as a non-diversified closed-end management investment company. TOF invests substantially all of its assets in, and operates through, TOP. All of TOP's common limited partner interests are owned by TOF. TOP also has preferred limited partner interests and debt outstanding.

2. TCPC is a Delaware corporation and a non-diversified closed-end management

investment company that has elected to be regulated as a BDC under the Act.[1] TCPC's common

shares trade on the NASDAQ Global Select Market. SVCP is a Delaware limited partnership

and a non-diversified closed-end management investment company that also has elected to be

regulated as a BDC under the Act. TCPC invests substantially all of its assets in, and operates

through, SVCP. All of SVCP's common limited partner interests are owned by TCPC. SVCP

also has issued preferred limited partner interests under its leverage program to the same

institutions that acquired its debt.

3. The Manager is a Delaware limited liability company registered as an investment

adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Manager serves as

investment adviser both to the Registered Fund and the BDC Applicant (each, a "Fund," and,

collectively, the "Funds") and manages both Funds in accordance with their respective

investment objectives and strategies. Each Fund is governed by a board of directors ("Board").

4. The Registered Fund seeks to achieve high total returns while minimizing losses and

invests in high yielding debt, distressed debt, equity securities and mezzanine investments of all

kinds (the Registered Fund's investment objectives, strategies, and limitations, as stated in its

registration statement and periodic shareholder reports, are the "Registered Fund Objectives and

Strategies"). The BDC Applicant's investment objective is to achieve high total returns through

current income and capital appreciation, with an emphasis on principal protection. It seeks to

achieve this investment objective primarily through investments in debt securities of middle-

market companies, and its primary investment focus is investing in and originating leveraged

loans to performing middle-market companies (the BDC Applicant's investment objectives,

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[1] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose
of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available
significant managerial assistance with respect to the issuers of such securities.

strategies, and limitations, as stated in its registration statement and periodic shareholder reports, are the "BDC Applicant Objectives and Strategies").

5. The BDC Applicant expects to continue to grow as attractive investment opportunities arise and as additional capital becomes available on attractive terms. However, both TOF and TOP are scheduled to terminate their existence in October 2016. TOF may extend its existence for up to two one-year extensions if requested by the Manager and approved by the holders of a majority of its common shares, and TOP may do so if requested by the Manager and approved by the holders of a majority of its common and preferred limited partner interests.

6. The Registered Fund is considering how best to conduct its remaining operations and plan for the unwinding of its leverage and its scheduled termination, including the disposition of its portfolio assets. The Applicants seek the requested relief to permit the Registered Fund to sell to the BDC Applicant certain portfolio assets that are consistent with the BDC Applicant Objectives and Strategies.[2]

7. As of September 30, 2014, the Registered Fund's portfolio included 52 assets with a fair value of $460,735,948 that were consistent with the BDC Applicant Objectives and Strategies ("Eligible Assets"). As of that date, the Eligible Assets were composed of: (1) $289.1 million of floating rate fully performing commercial loans; (2) $127.5 million of fixed rate fully performing commercial debt maturing between 2015 and 2021; (3) $12.8 million in equity received in connection with the foregoing debt investments; and (4) $31.3 million in aircraft mortgage and lease interests.[3]

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[2] The Registered Fund and the BDC Applicant have co-invested in various Eligible Assets (defined below) in reliance on a prior Commission order pursuant to rule 17d-1 under the Act (the "Co-Investment Order") permitting certain joint transactions among themselves and certain other entities. Special Value Opportunities Fund, LLC, et al., Investment Company Act Release Nos. IC-27287 (April 11, 2006) (notice) and 27316 (May 9, 2006) (order).

[3] All of the Eligible Assets are securities under the Act except for the aircraft lease interests, which, as of September 30, 2014, comprised approximately 7% of the value of the Eligible Assets.

8. Any follow-on investments in the securities of issuers of Eligible Assets owned by the Registered Fund that may be made subsequent to the issuance of the requested Order ("follow-on investments") also would be considered Eligible Assets for purposes of the requested relief. The Applicants represent that the Registered Fund might undertake such follow-on investments to protect or enhance existing investments by, for example, enhancing the Registered Fund's legal rights in a bankruptcy of the issuer.

9. Subject to the terms and conditions of the Order, the Registered Fund would seek to sell to the BDC Applicant all of the Eligible Assets owned by the Registered Fund prior to the expiration of the requested Order. The only Eligible Assets held by the Registered Fund that would not be sold to the BDC Applicant would be those that are sold in Bona Fide Third-Party Transactions to a third party pursuant to Conditions 3 and 4 below, those that do not satisfy the Conditions below, and those that the Manager believes would not be appropriate for the BDC Applicant to acquire based on investment considerations, such as concerns about credit quality or overconcentration in a particular industry sector.

10. The Manager's determination to sell any particular Eligible Asset of the Registered Fund to the BDC Applicant would be required to be approved by a "Required Majority"[4] of the Board of each Fund.[5] The Applicants note that there is no overlap among the directors of the Registered Fund and the BDC Applicant who are not "interested persons," as defined in section 2(a)(19) of the Act, of their respective Funds ("Independent Directors"), so that both sets of Independent Directors would have no conflict of interest in reviewing and determining whether to approve each Proposed Transaction (defined below) undertaken in reliance on the requested

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[4] In the case of the Registered Fund, the Board members that make up the Required Majority will be determined as if the Registered Fund were a BDC subject to section 57(o) of the Act.

[5] In approving any Proposed Transaction, as defined below, the Required Majority of each Fund will be required specifically to consider the effect that such transaction, and the Proposed Transactions taken together, would have on the investment advisory fees paid by the relevant Fund.

relief. The Eligible Assets that the Manager determines to sell from the Registered Fund to the BDC Applicant, that satisfy the Conditions below, and that are approved for such sale by a Required Majority of each Fund are referred to hereinafter as the "Qualifying Assets," and the proposed sales of the Qualifying Assets by the Registered Fund to the BDC Applicant are referred to hereinafter as the "Proposed Transactions."

11. The Applicants believe that the Proposed Transactions would be in the best interests of both Funds. The Registered Fund earns income on those assets that may be Qualifying Assets at a rate in excess of the expense associated with its outstanding debt and preferred stock, and in excess of the rate at which it expects it could prudently reinvest the proceeds of a sale of Qualifying Assets, in light of its scheduled termination. As a result, the Applicants believe that it would be beneficial to the Registered Fund and its shareholders to own its assets, including Qualifying Assets, for as long as practicable before needing to sell them in order to repay its debt and wind down its operations. The Applicants believe that having a known potential buyer – the BDC Applicant – for substantially all of the Eligible Assets would permit the Registered Fund to hold and earn a favorable return on such assets for a longer period of time than if the requested relief was not granted. Additionally, a sale of such assets directly from the Registered Fund to the BDC Applicant would permit the Registered Fund to conduct the transactions without paying intermediary compensation, such as a sales commission or a known spread.

12. The Applicants also believe that the BDC Applicant's acquisition of the Qualifying Assets directly from the Registered Fund would be in the best interests of the BDC Applicant and its shareholders. The Manager believes that the Proposed Transactions would benefit the BDC Applicant and its shareholders because the BDC Applicant is growing, is familiar with the assets held in the Registered Fund's portfolio,[6] would have an interest in acquiring all or a

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[6] *See* note 2, *supra*.

portion of the Registered Fund's Eligible Assets, and could do so without paying any commission or spread.

13. As of September 30, 2014, approximately 97.8% by value of the Eligible Assets were owned by both Funds and were valued identically. Each of the Funds employs the same valuation methods, policies, and procedures, which have been reviewed and approved by each Fund's Board.[7] Each Fund's Independent Directors review and approve the valuations quarterly.

14. Before selling a Qualifying Asset to the BDC Applicant in reliance on the requested relief, the Registered Fund would establish a bona fide market price by selling an institutional-sized portion of the Qualifying Asset, as prescribed in Conditions 3 and 6 below, to an independent third-party buyer at arm's-length. Such third-party transactions are defined in the application as "Bona Fide Third-Party Transactions." Applicants will be able to enter into a Proposed Transaction in reliance on the requested Order only if the price of the related Bona Fide Third-Party Transaction falls within a certain range above or below the Registered Fund's valuation of the relevant Qualifying Asset, as described in Condition 4.[8] In such cases, the BDC Applicant would contemporaneously pay the same price in the Proposed Transaction for the balance of the asset held by the Registered Fund (less any intermediary compensation, such as a sales commission or known spread, paid by the Registered Fund on the Bona Fide Third-Party Transaction).

15. Finally, the Manager would be required to represent to the Independent Directors of each Fund that it has no reason to believe that the sale price of the Qualifying Asset in each Bona Fide Third-Party Transaction does not reasonably approximate (on a pro rata basis) the sale price

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[7] The Funds' valuation policies and procedures differ with respect to the procedures to obtain approvals from their respective Boards, but those differences are immaterial for purposes of the requested relief.

[8] As described in the application, the Applicants proposed the ranges specified in Condition 4 below based on the results of forensic testing that compared the sale prices of assets to their most recent valuations over a period of several years.

of such Qualifying Asset – had the Registered Fund's entire interest been sold – and that, in the Manager's judgment, the Proposed Transaction would not preclude the BDC Applicant from acquiring an asset more beneficial to its shareholders' interests.

Applicants' Legal Analysis:

1. The Applicants request an Order under sections 6(c), 17(b), and 57(c) of the Act granting them exemptive relief from sections 17(a) and 57(a) of the Act in order to permit the Registered Fund to sell to the BDC Applicant the Qualifying Assets.

2. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, acting as principal, from purchasing from such company any security or other property. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 57(a)(1) of the Act generally prohibits a person related to the BDC in a manner described in section 57(b) from selling any security or other property to such BDC. Section 57(b) includes, among others, any person directly or indirectly controlling, controlled by, or under common control with the BDC. By virtue of being under the common control of the Manager or common executive officers, the BDC Applicant could be viewed as an affiliated person of the Registered Fund within the meaning of section 2(a)(3)(C), and the Registered Fund could be viewed as a person related to the BDC Applicant within the meaning of section 57(b). Consequently, section 17(a)(2) would prohibit the BDC Applicant from purchasing the Qualifying Assets from the Registered Fund, and section 57(a)(1) would prohibit the Registered Fund from selling the Qualifying Assets to the BDC Applicant.

3. Sections 17(b) and 57(c) of the Act authorize the Commission upon application to exempt a transaction from the prohibitions of sections 17(a)(2) and 57(a)(1), respectively, if the evidence establishes that (1) the terms of the proposed transaction, including the consideration to

be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company or business development company involved; and (3) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) authorizes the Commission upon application to conditionally or unconditionally exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4. Applicants state that the Proposed Transactions satisfy the standards of sections 6(c), 17(b), and 57(c) of the Act. Applicants believe that the proposed safeguards described in the application provide a basis for the Commission to conclude that the Proposed Transactions will satisfy such standards.

5. The Applicants believe the terms of the Proposed Transactions would benefit both Funds and are in the best interests of their respective shareholders. The Applicants also believe that the fact that the Proposed Transactions would involve substantially all of the Eligible Assets held by the Registered Fund would serve to reduce any potential for overreaching. The Applicants further point to the fact that both Funds already own many of the same Eligible Assets and have the same valuation methods, policies, and procedures, which have been approved by each Fund's Board.[9]

6. The Applicants also state that, before selling any Qualifying Assets to the BDC Applicant in reliance on the requested Order, the Registered Fund would be required to establish a bona fide market price for the Qualifying Asset by executing a Bona Fide Third-Party

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[9] *See* note 7, *supra*.

Transaction in that asset, as prescribed in Conditions 3 and 6 below.[10] The price for such Bona

Fide Third-Party Transaction would be required to fall within a certain range above or below the

Registered Fund's valuation of the relevant Qualifying Asset, as described in Condition 4 below,

in order for a Proposed Transaction to occur in reliance on the requested Order. The Applicants

believe that these price range constraints will help to ensure that the sale is fair and approximates

the appropriate price of each Qualifying Asset, while recognizing that it is unlikely that the sale

price of each Qualifying Asset will be exactly the same as the value assigned by the Registered

Fund to such Qualifying Asset.

7.   Finally, the Proposed Transactions will be presented to the Required Majority of each

Fund and must be approved by such Required Majority in order to be consummated. The

Required Majority of each Fund will be required specifically to consider the effect that each such

transaction, and such transactions taken together, would have on the investment advisory fees

paid by the relevant Fund.

Applicants' Conditions:

Applicants agree that the Order granting the requested relief will be subject to the

following Conditions:

1.   The Registered Fund will sell to the BDC Applicant, prior to the expiration of the

requested Order, all of the Qualifying Assets owned by the Registered Fund. In approving any

Proposed Transaction under the requested Order, the Required Majority of each Fund will be

required specifically to consider the effect that such transaction, and the Proposed Transactions

taken together, would have on the investment advisory fees paid by the relevant Fund. If any

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[10] The Applicants note that the asset sale amounts set forth in Condition 3 below seek to balance the interest of the Funds in transacting with each other for as much of the Qualifying Assets as possible against the interest of ensuring that the Bona Fide Third-Party Transactions are executed at a genuine and current market price. The Applicants believe that the Bona Fide Third-Party Transactions would achieve an appropriate balance by providing for a sale of a portion of the Qualifying Asset in an amount approximating what the Manager believes is, for this type of asset, a bid size that will attract sufficient attention from the institutional debt market. The Manager believes that the dollar and percentage amounts set forth in Condition 3 below will result in the sale of a sufficiently large amount of each Qualifying Asset to obtain a representative market price for the asset.

Eligible Assets are acquired in follow-on investments made after the date the Order was granted, the Manager will document contemporaneously why it believes each follow-on investment helps protect the assets previously owned by the Registered Fund to which the follow-on investment relates.

2. Each of the Eligible Assets shall have been subject to periodic valuation in accordance with methods adopted and reviewed at least annually by the independent directors, as defined in section 2(a)(19) of the 1940 Act, of each Fund in accordance with rule 38a-1 under the 1940 Act.

3. The Registered Fund shall have sold in Bona Fide Third-Party Transactions subject to broad market exposure or competitive bidding to independent third-party buyers (none of whom are the issuer of the respective asset to the knowledge of the Applicants or are affiliated persons of the Applicants under the 1940 Act) (i) for each Qualifying Asset valued at greater than $10 million, at least the greater of (A) 10% of the holdings by the Registered Fund of each Qualifying Asset or (B) $5,000,000 in proceeds of such Qualifying Asset or (ii) for each Qualifying Asset valued at $10,000,000 or less, at least 30% of the holdings by the Registered Fund of each Qualifying Asset.

4. In any transaction between the Funds under the requested Order, (i) the trade date for sale to the BDC Applicant shall be the same as the trade date for the independent sale of a portion of the Qualifying Asset under Condition 3, (ii) the transaction price shall be such independent sale price less any intermediary compensation, such as a sales commission or known spread, paid by the Registered Fund in the open market sale, (iii) 66.7%, or two-thirds, of the transactions will have a sale price within 1.5% of the fair value most recently assigned by the Registered Fund pursuant to its valuation methods, policies, and procedures, and 100% of the transactions will have a sale price in the market within 2.5% of the fair value most recently

assigned by the Registered Fund pursuant to its valuation methods, policies, and procedures (iv) the Manager shall represent to the Independent Directors of the Registered Fund and the BDC Applicant that it has no reason to believe that the sale price received by the Registered Fund pursuant to Condition 3 above does not reasonably approximate (on a pro rata basis) the sale price that would have been received by the Registered Fund had the Registered Fund's entire interest been sold in such transaction and that, in the Manager's judgment, the Proposed Transaction between the Funds would not, at the time of such transaction, preclude the BDC Applicant from acquiring an asset more beneficial to its shareholders' interests, and (v) the price shall be payable in cash at settlement.

5.   Any transaction under the requested Order involving Eligible Assets jointly owned under the Co-Investment Order (including a decision not to include an Eligible Asset as a Qualifying Asset) shall comply with the terms and conditions of the Co-Investment Order, as applicable.

6.   No Proposed Transaction or Bona Fide Third-Party Transaction shall involve any consideration other than cash payment against prompt delivery of Qualifying Assets. No brokerage commission, fee, or other remuneration shall be paid in connection with any Proposed Transaction. A Bona Fide Third-Party Transaction may include customary transaction expenses paid to persons who are not affiliated persons of the Applicants, but no Bona Fide Third-Party Transaction will involve any arrangement, understanding, or any direct or indirect quid pro quo that goes beyond the market terms of such transaction. No Bona Fide Third-Party Transaction shall involve any arrangement or understanding directed at facilitating the Applicants' reliance on the requested Order. For any Bona Fide Third-Party Transaction, the Registered Fund will not knowingly sell any Qualifying Asset to the issuer of such asset. The Applicants will not

attempt to circumvent the above restrictions by entering into any arrangements or understandings that are economically similar to the ones proscribed by the above restrictions.

7. The Registered Fund and the BDC Applicant shall maintain records demonstrating satisfaction of each of the foregoing Conditions in the manner and for the periods set forth in rule 17a-7(g) under the 1940 Act.

8. The requested Order, if granted, shall expire upon the earlier of the date of termination of TOF or October 10, 2018.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary